Exhibit (a)(8)

February 24, 2005

Dear Shareholder:

        We are pleased to inform you that AMX Corporation ("AMX") has entered into a merger agreement with Amherst Acquisition Co. ("Purchaser") and Thrall Omni Company, Inc., affiliates of Duchossois Industries, Inc., an investment firm based in Chicago, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of AMX Common Stock (the "Common Stock") for $22.50 per share in cash. The tender offer will be followed by a merger, in which each share of the Common Stock not purchased in the tender offer will be converted into the right to receive in cash the same price paid in the tender offer.

        Your Board of Directors has determined that the merger agreement, Purchaser's offer and the merger are advisable, fair to and in the best interests of AMX's shareholders and unanimously recommends that the holders of AMX's Common Stock accept Purchaser's offer and tender their shares of the Common Stock in the offer.

        In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. In connection with its deliberations the Board received an opinion of AMX's financial advisor, Seven Hills Partners LLC ("Seven Hills"), dated February 15, 2005 that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $22.50 per share in cash to be received by the holders of AMX's Common Stock in the offer and the merger is fair from a financial point of view to such holders. Seven Hills' opinion, which does not address the business decision underlying the Board's recommendation and does constitute a recommendation to AMX's shareholders, is included as Annex B to the attached Schedule 14D-9. You should read the opinion carefully in its entirety.

        Enclosed are Purchaser's Offer to Purchase, dated February 24, 2005, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely yours,

Robert J. Carroll Chairman, President and Chief Executive Officer